RESULTS OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on June 26, 2013.
 At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:


Votes Cast                      in Favor                     Withheld
W. Thacher Brown                8,981,405                    251,593
Ellen D. Harvey                 9,010,302                    222,697
Thomas E. Spock                 9,015,980                    217,018
Suzanne P. Welsh                8,984,507                    248,491